
June 3, 2020

Emil Assentato
Chief Executive Officer
Nukkleus Inc.
525 Washington Boulevard
Jersey City, New Jersey 07310

      Re: Nukkleus Inc.
          Form 10-K for the Fiscal Year Ended September 30, 2019
          Filed January 14, 2020
          File No. 0-55922

Dear Mr. Assentato:

     We issued comments to you on the above captioned filing on May 11, 2020. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 17, 2020.

     If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

     Please contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551- 3222 with any other questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services